

Pricing supplement no. 361
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 74-I dated March 20, 2007

Registration Statement No. 333-130051
Dated March 21, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$3,102,000
Principal Protected Dual Directional Knock-Out Notes Linked to the Russell 2000® Index due March 26, 2008

General

- The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the Russell 2000® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the Russell 2000® Index appreciates or depreciates by more than 18%, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 26, 2008*.
- Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
- Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on March 21, 2007 and are expected to settle on or about March 27, 2007.

Key Terms

Index:	The Russell 2000® Index (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate provided that the Additional Amount will not be less than zero. If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	952.81, which is 118.00% of the Initial Index Level.
Lower Knock-Out Level:	662.13, which is 82.00% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	150%
Absolute Index Return:	The absolute value of: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$ For example, an index return of -15% will equal a 15% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date, which was 807.47.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	March 21, 2008*
Maturity Date:	March 26, 2008*
CUSIP:	48123JTZ2

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 74-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 74-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$14.04	$985.96
Total	$3,102,000	$43,552.08	$3,058,447.92

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $14.04 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $7.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 74-I.

For a different portion of the notes sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $14.04 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 21, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 74-I dated March 20, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 20, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 74-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 74-I dated March 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000996/e26662_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE** — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level.
- **DIVERSIFICATION OF THE RUSSELL 2000® INDEX** — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the companies composing the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See "The Russell 2000® Index" in the accompanying product supplement no. 74-I.
- **TAXED AS SHORT-TERM DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 74-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 74-I dated March 20, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER-KNOCK-OUT LEVEL.
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the life of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the "knock-out" feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.
- **THE MAXIMUM TOTAL RETURN ON AN INVESTMENT IN THE NOTES IS 27.0% AT MATURITY** — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level, given the Participation Rate of 150%, if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed 27.0% of the principal amount, or $270.00, regardless of the appreciation or depreciation in the Index. Therefore, your upside appreciation is limited.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 74-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index, reflects the Participation Rate of 150%, and assumes an Initial Index Level of 780 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns "Hypothetical lowest closing level during the Monitoring Period" and "Hypothetical highest closing level during the Monitoring Period," respectively. Assuming an Initial Index Level of 780, the Upper Knock-Out Level will be 920.4 and the Lower Knock-Out Level will be 639.6. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Additional Amount		Principal		Payment at Maturity
1170	50%	750	1200	$0.00	+	$1,000	=	$1,000.00
936	20%	760	940	$0.00	+	$1,000	=	$1,000.00
897	15%	760	897	$225.00	+	$1,000	=	$1,225.00
858	10%	700	936	$0.00	+	$1,000	=	$1,000.00
858	10%	700	850	$150.00	+	$1,000	=	$1,150.00
780	0%	700	850	$0.00	+	$1,000	=	$1,000.00
702	10%	690	790	$150.00	+	$1,000	=	$1,150.00
663	15%	624	790	$0.00	+	$1,000	=	$1,000.00
390	50%	800	380	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 690, the highest closing level of the Index during the Monitoring Period was 790, and the Ending Index Level was 702. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $150, and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(702-780)/780] \times 150\%) = \$1,150$$

Example 2: The lowest closing level of the Index during the Monitoring Period was 624, the highest closing level of the Index during the Monitoring Period was 790, and the Ending Index Level was 663. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the Index during the Monitoring Period was 760, the highest closing level of the Index during the Monitoring Period was 897, and the Ending Index Level was 897. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $225, and the final payment at maturity is equal to $1,225 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{absolute value of } [(897\text{-}780)/780] \times 150\%) = \$1,225$$

Example 4: The lowest closing level of the Index during the Monitoring Period was 760, the highest closing level of the Index during the Monitoring Period was 940, and the Ending Index Level was 936. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph shows the weekly performance of the Index from January 4, 2002 through March 16, 2007. The Index closing level of the Russell 2000® Index on March 21, 2007 was 807.47. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.



Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.